
July 26, 2013

Mr. Berardino Paolucci
President and Chief Executive Officer
Novus Robotics Inc.
7669 Kimbal Street
Mississauga, Ontario
Canada L5S 1A7

>   **Re: Novus Robotics Inc.**
>   **Form 10-K for the year ended December 31, 2012**
>   **Filed April 12, 2013**
>   **File No. 0-53006**

Dear Mr. Paolucci:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 8. Financial Statements and Supplementary Data, page 34

1.   We note that your Form 10-K does not include an auditors' report on your financial statements for the years ended December 31, 2012 and 2011. Please amend the filing to include an auditors' report from your independent accountant that opines on the financial statements included in the Form 10-K. The audit report and qualifications of the independent accountant should comply with the requirements of Article 2 of Regulation S-X, as required by Note 2 (a) of Rule 8-01 of Regulation S-X.

<u>Exhibit 31.1</u>

2.   We note that you did not provide a Section 302 certification signed by your principal financial officer as required by Exchange Act Rule 13a-14(a). While we note that Mr. Paolucci is your principal executive officer as well as your principal financial officer, as noted in Question 161.03 of the Division's Compliance and Disclosure Interpretations found at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm, if the same individual is both the principal executive officer and principal financial officer, the individual may provide one certification <u>and provide both titles underneath the signature.</u> In future filings, beginning with the amended 10-K (which should include the entire filing), please revise your certifications to comply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Jay Webb, Reviewing Accountant at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief

cc (via e-mail): Diane Dalmy, Esq.